

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2022

Bradley J. Dodson
President and Chief Executive Officer
Civeo Corporation
Three Allen Center
333 Clay Street, Suite 4980
Houston, Texas 77002

>   **Re: Civeo Corporation**
>   **Registration Statement on Form S-3**
>   **Filed August 29, 2022**
>   **File No. 333-267148**

Dear Mr. Dodson:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Nana McLean at 202-551-4741 or Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction